UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

FORMFACTOR, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

346375 10 8

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 346375 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IGOR Y. KHANDROS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,568,373(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,568,373(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,568,373(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 5.5%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)  Represents (a) 1,826,812 shares held by The Khandros – Bloch Revocable Trust As Amended 8/18/06 (the “K-B Trust”), (b) 500,000 shares held directly by Mr. Khandros and (c) 241,561 shares issuable upon exercise of Mr. Khandros’ stock options that are exercisable within 60 days of December 31, 2006.  Excludes 282,207 and 8,500 shares subject to stock options and restricted stock units, respectively, granted to Mr. Khandros that are unvested and are not exercisable within 60 days of December 31, 2006.  Also excludes 180,079 shares held by The Susan Bloch 2005 Grantor Retained Annuity Trust U/A dated 8/16/05 (the “GRAT”).  Mr. Khandros has expressly disclaimed beneficial ownership of the shares held by the GRAT.

(2)  The percent of class is based on 46,854,860 shares of common stock outstanding as of December 31, 2006.

CUSIP No. 346375 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SUSAN BLOCH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 180,079(1)

	6.	Shared Voting Power 2,568,373(2)

	7.	Sole Dispositive Power 180,079(1)

	8.	Shared Dispositive Power 2,568,373(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,748,452(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%(3)

12.	Type of Reporting Person (See Instructions) IN

(1)           Represents 180,079 shares held by the GRAT.  Mr. Khandros has expressly disclaimed beneficial ownership of the shares held by such trust.

(2)           Represents (a) 1,826,812 shares held by the K-B Trust, (b) 500,000 shares held directly by Mr. Khandros and (c) 241,561 shares issuable upon exercise of Mr. Khandros’ stock options that are exercisable within 60 days of December 31, 2006.  Excludes 282,207 and 8,500 shares subject to stock options and restricted stock units, respectively, granted to Mr. Khandros that are unvested and are not exercisable within 60 days of December 31, 2006.  Also excludes 180,079 shares held by the GRAT.

(3)           The percent of class is based on 46,854,860 shares of common stock outstanding as of December 31, 2006.

Item 1.
	(a)	Name of Issuer FormFactor, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 7005 Southfront Road, Livermore, California 94551

Item 2.
	(a)	Name of Person Filing Igor Y. Khandros and Susan Bloch, who are husband and wife
	(b)	Address of Principal Business Office or, if none, Residence c/o FormFactor, Inc. 7005 Southfront Road Livermore, California 94551
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 346375 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of the cover page for each reporting person.
(b) Percent of class: See Row 11 of the cover page for each reporting person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of the cover page for each reporting person.
(ii) Shared power to vote or to direct the vote See Row 6 of the cover page for each reporting person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of the cover page for each reporting person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of the cover page for each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
(a)	Not Applicable
(b)	Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
(Date)

/s/ IGOR Y. KHANDROS
IGOR Y. KHANDROS

February 12, 2007
(Date)

/s/ SUSAN BLOCH
SUSAN BLOCH

Exhibit A

Joint Filing Agreement

Each of the undersigned hereby agrees that they are filing the attached statement containing the information required by Schedule 13G jointly under Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, and that only one such statement needs to be filed with respect to the ownership by each of the undersigned of the securities of FormFactor, Inc.

February 12, 2007
(Date)

/s/ IGOR Y. KHANDROS
IGOR Y. KHANDROS

February 12, 2007
(Date)

/s/ SUSAN BLOCH
SUSAN BLOCH